Legacy Reserves LP
303 W. Wall Street, Suite 1400
Midland, Texas 79701
August 3, 2012

Via EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Legacy Reserves LP Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 23, 2012 File No. 001-33249

Dear Mr. Schwall:
Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2012, with respect to Legacy’s Form 10-K for the Fiscal Year ended December 31, 2011 filed with the Commission on February 23, 2012, File No. 001-33249 (the “Form 10-K”).
For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K, unless indicated otherwise.
In response to the Staff’s comments, Legacy will include appropriate additional disclosure as described below in its respective Form 10-Q or Form 10-K, as applicable, next filed with the Commission.

Mr. H. Roger Schwall
August 3, 2012

Form 10-K for Fiscal Year Ended December 31, 2011
Item 1. Business, page 1
Development Activities, page 3

1.
We note the table detailing the activity in your proved undeveloped reserves (“PUDs”) from December 31, 2010 to December 31, 2011 includes a line item for “drilling activity.” Please tell us whether this represents PUDs converted into proved developed reserves during 2011 and revise your table to provide a caption which more clearly indicates the nature of this line item.

The line item for “drilling activity” in the table under “Development Activities” on page 3 of the Form 10-K represents PUDs converted into proved developed reserves during 2011. In future filings, we will revise the designation of the line item in the table detailing the activity in our proved undeveloped reserves from “drilling activity” to read “PUDs converted to PDP by drilling” to more clearly indicate the nature of the item.

2.
We note your disclosure stating that certain PUDs were removed because the likelihood that these locations would be drilled within the next five years was remote. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUDs. Please tell us about any remaining PUDS that are scheduled for development beyond five years from initial booking.

As of December 31, 2011, there were no remaining PUDs scheduled for development beyond five years from initial booking, as specified in Rule 4-10(a)(31)(ii) of Regulation S-X. In future filings, we will clarify Footnote (a) to the table under “Development Activities” on page 3 of the Form 10-K, as applicable, to read: “These PUD locations were removed from our PUD inventory because we determined, based upon review of our current inventory and as indicated in our future drilling plans, that these PUD locations are not scheduled to be drilled within five years after booking for development.”

Results of Operations, page 40

3.
Where two or more factors contributed to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors that you identify. For example, we note your disclosure at page 40 relating to the $91.7 million increase in oil revenues. Please quantify the amount of change due to (i) the acquisition of producing properties, (ii) the production from the Wyoming and COG Acquisitions and (iii) your development activities.

Mr. H. Roger Schwall
August 3, 2012

Response:
In SEC Release 33-6835, Section III. D, “Material Changes,” the Staff states that “[a]n analysis of changes in line items is required where material and […] where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change […].” Further, “quantification should […] be as precise, including the use of dollar amounts and percentages, as reasonably practicable.”
In accordance with the Staff’s guidance, in future filings, we will quantify the amount of changes contributed by each factor, to the extent such factor is reasonably quantifiable. In those instances where independent quantification of individual factors is not reasonably practicable (please see the examples and related illustrations below), we will specify where appropriate which factors primarily impact the material change and which impact such change to a lesser extent. We believe that this approach is in compliance with Instruction 4 to Item 303(a) of Regulation S-K.
For example, in the disclosure on page 40 of the Form 10-K relating to the $91.7 million increase in oil revenues, we noted three items as material factors for the increase in oil revenues.
(i) Acquisition of Producing Properties.
With respect to the acquisition of producing properties (listed as the first factor on page 40 of the Form 10-K), our acquisition efforts consist of both purchases of ownership interests in oil and natural gas properties in which we did not previously own an interest (such as the COG and Wyoming acquisitions) as well as purchases of ownership interests in certain properties in which we previously owned an interest. The additional interests acquired in properties in which we already own an interest are added to the original interests already owned in our land and accounting systems and are not separately booked or monitored.
Therefore, with respect to the factor “acquisition of producing properties,” we cannot distinguish between amounts applicable to the original interest owned and the additional interest purchased without a highly burdensome manual process to bifurcate the original interest from the acquired interest, which, due to the volume of properties this affects, would not be reasonably practicable and we believe the absence of such distinction is not material to an investor's understanding of our business.
(ii) Production from the Wyoming and COG Acquisitions.
Of the three factors, only the increase related to a “full year of production from the Wyoming and COG Acquisitions” is reasonably practicable to quantify. Please see the revised example disclosure below, which includes a specific production amount and

Mr. H. Roger Schwall
August 3, 2012

percentage of total increase.
(iii) Development Activities.
Additionally, we record revenues and expenses at the lease level rather than the well level. As a result, since the majority of our development activity is infill drilling on pre-existing leases, the production from a new well is often comingled with the production from existing wells and the revenue and expense related to the newly drilled well is included in the total revenue and expense of all of the wells on that lease and is not recorded separately. Therefore, we cannot reasonably report the exact amounts applicable to development activity because a substantial portion of those amounts is comingled with and included in amounts from existing wells.
Based upon the foregoing, the disclosure on page 40 of the Form 10-K relating to the $91.7 million increase in oil revenues would read as follows:
“The $91.7 million increase in oil revenue reflects an increase in oil production of 617 MBbls (26%) due to (i) a 291 MBbls increase in production from a full year of production from the Wyoming and COG Acquisitions, which represents 47% of the total increase in oil production, (ii) acquisitions of other producing properties, and (iii) our development activities.”
In the Form 10-K, the other instances where two or more factors contributed to material changes over the reporting period relating to oil and natural gas production, such changes are caused by the same factors as outlined in the paragraph above. Please see the disclosure on page 40 with respect to the $23.6 million increase in natural gas revenues under the heading “Year Ended December 31, 2011 Compared to Year ended December 31, 2010” and page 41, the $69.5 million increase in oil revenues under the heading “Year Ended December 31, 2010 compared to Year Ended December 31, 2009.”
With respect to future instances where material increases or decreases in line items are caused by two or more factors, we will, in future filings, quantify the amount of changes contributed by each factor to the extent such factor is reasonably quantifiable, and where independent quantification of individual factors is not reasonably practicable, we will describe the relative impact of the factors causing the period-to-period changes, which we believe provides the best reasonable available information to our investors to the extent necessary to an understanding of our business.

Mr. H. Roger Schwall
August 3, 2012

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Legacy acknowledges the following:

•	Legacy is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Legacy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to the Form 10-K to the undersigned at 432-689-5249 or Gislar R. Donnenberg at 713-220-4322.

Sincerely,
/s/ James R. Lawrence

cc: Andri Boerman, Securities and Exchange Commission
Sirimal R. Mukerjee, Securities and Exchange Commission
Rocky Horvath, BDO USA LLP
Joe A. Young, LaRoche Petroleum Consultants, Ltd.
Micah C. Foster, Legacy Reserves GP, LLC
Dan G. LeRoy, Legacy Reserves GP, LLC
Gislar Donnenberg, Andrews Kurth LLP